

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2024

Hoi Lung Chan
Chief Executive Officer
Mint Inc Ltd
503 Park Tower, 15 Austin Road
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re: Mint Inc Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted July 22, 2024**
> **CIK No. 0001998560**

Dear Hoi Lung Chan:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 16, 2024 letter.

Draft Registration Statement on Form F-1 submitted July 22, 2024

Cover Page

1.   We note your revised disclosure pursuant to comment 1 and reissue in part. The disclosure here should not be qualified by materiality. Please make appropriate revisions here, in the prospectus summary, and elsewhere as applicable.

        Please contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.

                                                                Sincerely,

                                                                Division of Corporation Finance
                                                                Office of Trade & Services

cc: Jason Ye